DAVID W. GHEGAN	TROUTMAN SANDERS LLP
404.885.3139 telephone	Attorneys at Law
404.962.6599 facsimile	Bank of America Plaza
david.ghegan@troutmansanders.com	600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
404.885.3000 telephone
troutmansanders.com
August 24, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	BlueLinx Holdings Inc. Registration Statement on Form S-3 Filed: August 5, 2011 File No.: 333-176131
Dear Ms. Long:
          This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 22, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-176131), filed by BlueLinx Holdings Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The Company has also filed today, Pre-effective Amendment No. 1 to the Form S-3 (the “Amended S-3”) that reflects the responses provided below. The terms “we,” “us,” and “our” in the responses refer to the Company.
          For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
Selling Stockholders, page 10
1.	Please revise your disclosure to identify the natural person or persons who exercise voting or investment control over the securities held by the selling stockholders. See Question 140.02 of the Division of Corporation Finance’s Regulation S-K
ATLANTA    CHICAGO    HONG KONG    LONDON    NEW YORK    NEWARK    NORFOLK    ORANGE COUNTY    PORTLAND
RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

VIA EDGAR
United States Securities and Exchange Commission
August 24, 2011

Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

In response to the Staff’s comment, we have included a footnote to the table under the caption “Selling Stockholders” in the Amended S-3 setting forth the natural persons who exercise voting or investment control over the securities held by the selling stockholders.
2.	Please disclose whether the selling stockholders are broker-dealers or affiliates of broker-dealers.
•	For each selling stockholder that is a broker-dealer, the prospectus should state that the stockholder is an underwriter.

•	For each selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.
Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response

We have confirmed that none of the selling stockholders identified in the Amended S-3 are broker-dealers or affiliates of broker-dealers and have included a statement to such effect in the Amended S-3.
3.	Please disclose, for each selling stockholder, the date(s) upon which they exercised their rights for common stock and the purchase price they paid when they exercised those rights.
Response

In response to the Staff’s comment, we have included a footnote to the table under the caption “Selling Stockholders” in the Amended S-3 setting forth the date on which the

VIA EDGAR
United States Securities and Exchange Commission
August 24, 2011

selling stockholders exercised their subscription rights and the exercise price paid in connection therewith.
Signatures, page II-7
4.	The registrant has not certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3. Please revise your signature block to include the signature block language required by Form S-3.

Response

The signature block for the Amended S-3 has been revised to include the required certification with respect to the Company’s belief that it has reasonable grounds to meet the requirements for filing on Form S-3.
Legal Opinion, Exhibit 5.1
5.	Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

Response

As counsel to the Company, we concur with the Staff’s understanding that our reference to Delaware General Corporation Law also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law. We have revised the language in the legal opinion filed as Exhibit 5.1 to the Amended S-3 to clarify the scope of the opinion.

VIA EDGAR
United States Securities and Exchange Commission
August 24, 2011

6.	Please have counsel revise its opinion to include its consent to being named in the registration statement. See Rule 436(b) of the Securities Act of 1933.

Response

The revised legal opinion filed as Exhibit 5.1 to the Amended S-3 includes counsel’s consent to being named under the heading “Legal Matters” in the prospectus forming part of the Amended S-3.

7.	Please have counsel delete the phrase in the last sentence of the legal opinion “may not relied upon, furnished or quoted by you for any other purpose without our prior written consent.” Investors should be able to rely on the opinion.

Response

Counsel has deleted the phrase from the last sentence of the legal opinion as requested by the Staff.
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               We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-3 to me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan
cc: Sara E. Epstein, Senior Counsel, BlueLinx Holdings Inc.